SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 23, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:    Press releases

TURKCELL BoD DECISIONS DATED JUNE 22, 2005

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

1)	It has been decided that, within the context of the tender of privatization of Türk Telekomünikasyon A.S. by block sale of 55% shares; Turktell Bilisim Servisleri A.S. (“Turktell”), our subsidiary which passed the pre-qualification stage of the tender and presented the final consortium structure on June 17, 2005, to present Tender Proposal as the consortium leader to the Tender Commission on behalf of Turktell Consortium on June 24, 2005.

2)	In compliance with the applicable capital market rules and regulations to Turkcell, members of our Board of Directors, Mr Yavuz Baylan and Mr Nazmi Tanju Türegün to be considered as independent members of our Board of Directors and member of our Board of Directors Mr Tanju Türegün who has previously been appointed as Corporate Governance Committee member stepped down from its post in the Corporate Governance Committee and has been assigned to the Audit Committee to serve together with Mr Yavuz Baylan and member of our Board of Directors Mr Mehmet Bülent Ergin who has previously been appointed as Audit Committee member stepped down from its post in the Audit Committee and has been assigned to the Corporate Governance Committee to serve together with Mr Osman Berkmen. Mr Yavuz Baylan is appointed as the chairman of the Audit Committee and Mr Osman Berkmen is appointed as the chairman of the Corporate Governance Committee.

3)	It has been understood from Çukurova Holding A.S.’s letter dated June 6, 2005 that as per the Share Pledge Agreement executed between Mogoton Finance Limited and Çukurova Holding A.S. on May 31, 2005, a pledge was established in favor of Mogoton Finance Limited over 7,491,677,922 Company shares, each having a nominal value of TL1,000.- and held by Çukurova Holding A.S. and registration of such pledge in the Share Book of our Company as of June 8, 2005 is approved.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
22.06.2005, 17:00	22.06.2005, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement as per the letter of Istanbul Stock Exchange dated June 21, 2005.

As per the letter sent by Istanbul Stock Exchange, in various news sources, Iranian officials stated that Turkcell has been excluded from the first private GSM license process in Iran.

There is no official information provided to our Company by Iranian officials regarding this issue. As we have indicated in several announcements, we still believe in the Iranian market and we are working to establish necessary conditions.

We believe that, in a structure in which, the management rights of Irancell, principally at General Shareholders and Board of Directors levels, are determined in accordance with the related local laws and regulations with the participation of Iranian private sector companies and our participation, and the parties fulfill their financial contribution proportionate to their stake in line with the business plans, Irancell consortium can be formed rapidly.

We do not have information regarding the basis of the decisions related to the above mentioned news but we are evaluating the potential outcome and if necessary will take legal actions.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
21.06.2005, 15:30	21.06.2005, 15:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

In previous announcements, Turkcell had stated its general interest in GSM license tenders abroad. In this context, Turkcell also had announced that the Company was interested in evaluating the Pakistani Telecom’s (PTCL) privatization for the 26% stake with management rights and after passing the prequalification stage the management was going through its analysis and feasibility study regarding the potential investment opportunity.

At this time, we have completed our evaluation process and as Turkcell we have decided not to participate in the tender.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
16.06.2005, 18:15	16.06.2005, 18:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

        Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Previously Turkcell announced that the Company decided to participate in the privatization process of Turk Telekom through block sale of 55% of its shares as part of a consortium through its subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”) after having realized required studies. Turkcell also informed the public that the consortium, which includes Turkcell’s subsidiary Turktell has passed the prequalification stage.

Turkcell Board of Directors decided on June 16, 2005 that within the context of the tender of privatization of Turk Telekom, our Company’s subsidiary, Turktell, which passed the pre-qualification stage of the tender shall form the consortium structure stated as below on June 17, 2005. Turkcell Board of Directors also delegated authority to Turktell for signing the Tender Specifications, Joint Venture Agreement and the cover letter and other relevant documents to the Tender Commission.

Consortium Member Company	Consortium Share Ratio
Turktell Bilisim Servisleri A.S.	40%
Genpa Telekomunikasyon ve Iletisim Hizmetleri A.S.	30.01%
Tekofaks Ofis ve Haberlesme Urunleri Pazarlama A.S.	20%
Kurtson Maden ve Sanayi Isletmeleri A.S.	9.99%

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Serkan Okandan	Koray Ozturkler
Financial Control and Reporting	Investor Relations
17.06.2005, 09:30	17.06.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 23, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer